
June 20, 2018

Maurice Zauderer
President and Chief Executive Officer
Vaccinex, Inc.
1895 Mount Hope Avenue
Rochester, New York 14620

      Re: Vaccinex, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted June 8, 2018
          CIK No. 0001205922

Dear Dr. Zauderer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2018 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 8, 2018

Prospectus Summary
Our Product Pipeline, page 2

1.   We note your response to our prior comment one that VX5 and VX25 are being considered for indications within the disclosed target indications. To the extent that you have identified specific indications for VX5 and VX25, the indications constitute material information that should be disclosed in your filing. Potential competitive harm is not a valid justification for omitting material information. If you have not yet identified

specific indications, delete these product candidates from the table as they are not at a sufficient stage of development to warrant including them.

Risk Factors
Our principle stockholders and management own a significant percentage of our stock..., page 39

2.   Please revise this discussion to clarify that Albert Friedberg, the Chairman of the Board of Directors, controls 47.8% of your outstanding shares, including the shares held by FCMI.

Use of Proceeds, page 45

3.   We note your response to our prior comment four. Please also disclose that the June 2016 Note is held by a related party and identify the related party.

Business
Collaboration and IST Agreements, page 78

4.   We note that the Children's Oncology Group, Emory and the Huntington Study Group have agreed to perform and bear most of the costs of clinical trials to study VX15. Please file your agreements with these parties or provide your analysis supporting your determination that you are not substantially dependent on the agreements.

5.   Please expand the discussion of the Merck agreement to clarify that avelumab is a Merck compound and that the agreement does not convey any rights or a license to you to manufacture or sell avelumab. Revise the descriptions of each of the collaboration and IST agreements to discuss which parties have rights to the clinical data resulting for the clinical trials that are the subject of these agreements.

You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: William I. Intner - Hogan Lovells US LLP